UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41734

Aurelion Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

The information contained in this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Aurelion Inc. Announces Change of Chief Accounting Officer

Aurelion Inc. (the “Company”) today announced that Ms. Yuki Xu has been appointed as acting chief accounting officer of the Company, effective April 13, 2026, to replace Ms. Hattie He, the previous chief accounting officer of the Company.

Ms. Yuki Xu served as the Associate Director of Financial Reporting and Disclosure of Burning Rock Biotech Limited (Nasdaq: BNR) from 2019 to March 2026, where she played a key role in BNR’s Nasdaq IPO, and was responsible for overseeing the preparation of U.S. GAAP financial statements, SEC reporting and compliance, and internal control processes. In this capacity, she also coordinated investor relations activities to support BNR’s capital markets presence. Prior to that, Ms. Xu worked at KPMG Huazhen LLP from 2014 to 2019 in the Audit Department, Financial Services practice, where she led U.S. IPO and SOX audit engagements for financial services clients and gained extensive experience in annual audits and SEC reporting compliance of U.S. listed companies. Ms. Xu received her Bachelor of Finance degree from Guangdong University of Foreign Studies in 2014. Ms. Xu is a licensed CPA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: April 13, 2026	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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